

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Dimitar Slavchev Savov
Chief Executive Officer
Nika Pharmaceuticals, Inc.
2269 Merrimack Valley Avenue
Henderson, NV 89044

> **Re: Nika Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 000-56234**

Dear Dimitar Slavchev Savov:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Financial Statements
Note 7- Other Events, page 18

1. We note your disclosure stating that, on August 1, 2022, you signed a Joint Business Agreement with Immunotech Laboratories BG, Ltd. through which you are combining efforts to realize the registration, production, and distribution of medicinal products based on the Inactivated Pepsin Fraction ("IPF") platform with U.S. Patents Nº 7,479,538, 7,625,565, 8,066,982, 8,067,531, 8,309,072. Please expand your disclosure to clarify the extent to which your CEO, Dimitar Slavchev Savov, holds controlling ownership of Immunotech Laboratories BG, Ltd. Additionally, disclose any consideration exchanged, assets contributed, and expenses incurred since the date of the agreement.

2. We note your disclosure stating that, on August 1, 2022, you signed a Cooperation Agreement with Nika BioTechnology, Inc. pursuant to which all development of the prescription drug TNG, the dietary supplements Physiolong and Carotilen, as well as any future acquired other patents for prescription drugs and dietary supplements, shall be jointly developed by the parties. Please expand your disclosure to include any

consideration exchanged, assets contributed, and expenses incurred since the date of the agreement.

3. We note your disclosure stating that, on October 11, 2022, you acquired a 40% stake in Nika Europe, Ltd. However, in Exhibit 13.4 to your Form S-4 filed on April 5, 2024, you disclose that, on October 11, 2022, a 40% interest in Nika Europe, Ltd. was acquired by Nika BioTechnology, Inc. Please revise your disclosure as necessary to correct the inconsistency.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences